FINANCIAL STATEMENT

Transamerica Investors Securities Corporation
Year Ended December 31, 2017
With Report of Independent Registered Public
Accounting Firm
*(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-45671 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Investors Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
440 Mamaroneck Avenue
(No. and Street)

| Harrison | NY | 10528 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi (914) 627-3649
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 1 N. Wacker Drive, | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
(X)... Certified Public Accountant
( )... Public Accountant
( )... Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.** SEC 1410 (06-02)

CONFIDENTIAL





## Oath or Affirmation

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Investors Securities Corporation as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Enna M. Calvi
Financial Principal

Notary
Public

David R. Feibusch
Notary Public, State of New York
Commissioned in Westchester County
No. 01FE6003084
Commission Expires Feb. 23 2022

This report ** contains (check all applicable boxes):

(X)... (a) Facing Page.
(X)... (b) Statement of Financial Condition.
(X)... (c) Statement of Income.
(X)... (d) Statement of Cash Flows.
(X)... (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
( )... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)... (g) Computation of Net Capital.
( )... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )... (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)... (l) An Oath or Affirmation.
( )... (m) A copy of the SIPC Supplemental Report.
( )... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRANSAMERICA INVESTORS SECURITIES CORPORATION
## FINANCIAL STATEMENT AND SUPPLEMENTAL INFORMATION
### Year Ended December 31, 2017

## Contents



pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Transamerica Investors Securities Corporation

### *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Transamerica Investors Securities Corporation (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2014.

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us*

# TRANSAMERICA INVESTORS SECURITIES CORPORATION
## STATEMENT OF FINANCIAL CONDITION
### *(Dollars in thousands, except for share data)*
### December 31, 2017

**Assets**

| | | |
|---|---|---|
| Cash | $ | 12,270 |
| Commissions and concessions receivable | | 6,919 |
| Commissions and concessions receivable from affiliates | | 2,052 |
| Prepaid expenses and other assets | | 482 |
| Due from affiliates | | 90 |
| Deferred tax asset, net | | 39 |
| **Total assets** | $ | **21,852** |

**Liabilities and stockholder's equity**

**Liabilities**

| | | |
|---|---|---|
| Payable to Parent under tax allocation agreement | $ | 3,450 |
| Marketing and distribution expenses payable | | 2,136 |
| Other liabilities | | 426 |
| **Total liabilities** | | **6,012** |

**Stockholder's equity**

| | | |
|---|---|---|
| Common stock, one dollar par value, 1,000 shares authorized, issued and outstanding | | 1 |
| Additional paid-in capital | | 8,481 |
| Retained earnings | | 7,358 |
| Total stockholder's equity | | **15,840** |
| **Total liabilities and stockholder's equity** | $ | **21,852** |

*The accompanying notes are an integral part of these financial statements*

## TRANSAMERICA INVESTORS SECURITIES CORPORATION
## NOTES TO FINANCIAL STATEMENT
*(Dollars in thousands)*

### 1. Organization

Transamerica Investors Securities Corporation (the "Company") is a wholly owned subsidiary of Transamerica Retirement Solutions Corporation ("Transamerica"), an indirect wholly owned subsidiary of Transamerica Corporation (the "Parent"), which is an indirect wholly owned subsidiary of AEGON N.V., a public limited liability share company organized under Dutch law. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company offers shares of mutual funds and variable annuity contracts to Transamerica's retirement plan customers.

### 2. Summary of Significant Accounting Policies

#### Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

#### Estimates

The preparation of financial statements in conformity to U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

#### Cash

Cash includes cash on hand and on deposit. Bank overdrafts and certain short-term borrowings are classified as a liability. At December 31, 2017, the Company had cash accounts, which exceeded federally insured limits, and are therefore not subject to FDIC insurance with $11.9 million in deposits at JP Morgan Chase Bank and $0.4 million at HSBC Bank USA.

#### Commissions and Concessions Receivable

Commissions and concessions receivable represent the accruals for 12b-1 fees on non-affiliated mutual funds earned but not yet paid.

#### Commissions and Concessions Receivable from Affiliates

Commissions and concessions receivable from affiliates represents the accruals for 12b-1 fees on affiliated mutual funds earned but yet not paid. Included also is the reimbursement from Transamerica Financial Life Insurance Company ("TFLIC") and Transamerica Life Insurance Company ("TLIC") for affiliated variable annuities commissions paid on their behalf by Transamerica as paymaster. The Company reimburses Transamerica the full amount of the commissions at the time of payment.

#### Prepaid Expenses

Prepaid expenses consist of monthly FINRA licensing fees paid directly through the FINRA CRD (Central Registration Depository) account as well as prepaid annual FINRA assessments. These assessments and fees are amortized over the term of the coverage period.

*(Dollars in thousands)*

**Due from Affiliates**

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, and other miscellaneous expenses. The Company settles with the Parent regularly based on net capital positions in order to keep these liabilities current.

**Deferred Income Taxes**

State and federal deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

**Marketing and Distribution Expenses Payable**

Marketing and distribution expenses payable represents the accruals from commissions to brokers due but not yet paid.

**Other Liabilities**

The Company considers audit accruals, FINRA advertising, and revenue assessment accruals as expenses incurred but not yet paid. Outstanding drafts are uncashed commission payments to brokers. These are considered other liabilities.

## 3. Income Taxes

The Company's federal income and state tax return (where applicable) is consolidated with other included affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contribution or distributions to the Parent. Under this agreement, the Company received contributions of $92 from its Parent during the year ended December 31, 2017, as a result of tax sharing. Intercompany income tax balances are settled within thirty days of payment to or filing with the Internal Revenue Service. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. A tax return has not been filed for 2017.

The Company paid cash payments related to taxes of $5,480.

On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") (HR 1, Pub. L. 115-97) was signed into law and reduced the federal tax rate to 21%. As a result, the Company reduced its net deferred tax asset balance by $21.

***(Dollars in thousands)***

The Company accounts for deferred income taxes resulting from temporary differences that arise from differences between the Company's accounting and tax carrying values. As of December 31, 2017, the deferred income tax assets were $39.

The Company has analyzed all material tax positions under the guidance of ASC 740, Income Taxes, related to the accounting for uncertainty in income tax and determined there were no tax benefits that should be recognized at December 31, 2017. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company's federal income tax returns have been examined by the Internal Revenue Service and closing agreements have been executed through 2008. An examination is in progress for the year 2009 through 2013. The Company believes that there are adequate defenses against or sufficient provisions established related to any open or contested tax positions.

**4. Related Party Transactions**

The Company has an agreement with Transamerica Capital, Inc. ("TCI") to receive 12b-1 fees with respect to certain series of Transamerica Partners Funds and Transamerica Funds, affiliated mutual fund groups which are advised by Transamerica Asset Management, Inc. and distributed by TCI, both affiliates. As of the following dates, certain series of Transamerica Partners Funds were reorganized and merged into existing funds within the Transamerica Funds trust: 3/10/2017, 3/24/2017, 4/21/2017, 5/5/2017, 5/21/2017, 9/15/2017, and 10/13/2017. Where required, target fund investors approved the reorganizations and received newly issued Class R, Class R2, Class R4, or Class I3 shares, as applicable, in the reorganizations. There is $1,949 due but unpaid 12b-1 fees as of year ended December 31, 2017 reflected in commissions and concessions receivable from affiliates on the Statement of Financial Condition.

The Company is party to a cost-sharing agreement between the Parent and affiliated companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of the Parent and represents an allocation of shared expenses among several affiliates. There is $60 receivable of shared expenses as of year ended December 31, 2017 reflected in due from affiliates and other liabilities lines on the Statement of Financial Condition.

The Company incurred sales bonus and incentive compensation expenses related to Transamerica Retirement Solutions, LLC ("TRSC") and Transamerica Life Insurance Company ("TLIC") registered representatives. There is $155 due but unpaid expenses as of year ended December 31, 2017 reflected in marketing and distribution expense payable on the Statement of Financial Condition.

The Company recorded marketing and distribution expense related to commissions paid to affiliated companies, TFLIC and TLIC in payment of registered variable annuity commissions for the year ended December 31, 2017 is $103 due but unpaid expenses as of year ended December 31, 2017 reflected in marketing and distribution expense payable on the Statement of Financial Condition.

The Company is party to an agreement with Transamerica Capital Inc. ("TCI") where the Company agrees to compensate TCI for incentive compensation program's payables to registered representatives. In addition to the amounts paid, there is $592 due but unpaid expenses as of year ended December 31, 2017 reflected in marketing and distribution expense payable on the Statement of Financial Condition.

***(Dollars in thousands)***

The Company is party to an agreement with Transamerica Funds, affiliated mutual fund groups which are advised by Transamerica Asset Management, Inc. ("TAM"). In addition to the amounts paid, there is $189 due but unpaid expenses as of year ended December 31, 2017 reflected in marketing and distribution expense payable on the Statement of Financial Condition.

The Company is party to a commission reimbursement agreement with affiliated companies, TFLIC and TLIC where the insurance companies agree to reimburse expenses incurred by the Company in the payment of registered variable annuity commissions. The Company has $103 in amounts commissions and concessions receivable from affiliates on the Statement of Financial Condition, which have been paid but are not yet reimbursed by insurance companies.

During 2017, the Company paid dividends of $8,000 to its Parent. During 2017, the Company received capital contributions of $92 from its Parent, pursuant to the tax sharing agreement, which the Company earned a benefit based off the participation of the consolidated tax return with the Parent.

**5. Commitments and Contingencies**

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a potential loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability has been established. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2017 and are believed to be sufficient. Such liabilities may be adjusted from time to time to reflect any relevant developments.

The Company does not have an existing liability for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

**6. Subsequent Events**

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statements themselves. No subsequent events have been identified that require adjustment to or disclosure in the financial statement